Exhibit 10.2

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed

June 2, 2022

Re:	Employment Terms

Nitesh Sharan

[*****]

[*****]

Dear Nitesh,

SoundHound AI, Inc. (the “Company”) is pleased to continue to employ you in the position of Chief Financial Officer on the following terms. The terms of your position with the Company are as set forth below (the “Agreement”):

1.	Position: You will be responsible for Chief Financial Officer duties and will report directly to Keyvan Mohajer, President & Chief Executive Officer. You will work remotely, in Portland, OR. Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

2.	Compensation:

a.	Salary. Your salary will be $350,000.00 per year, less payroll deductions and withholdings, paid on the Company’s normal payroll schedule. Salaried employees are paid semi-monthly. Your new salary will have a May 1, 2022, effective date, and be implemented retroactively with catch-up payments made for any missed payrolls.

b.	Bonus. Each year, you will be eligible to earn an annual incentive bonus, with a target equal to 60% of your annual base salary as then in effect, with a maximum payout at 150% of your annual target. Whether you receive a bonus, and the amount of any such bonus, will be determined by the Company in its sole discretion, and will be based upon achievement of performance objectives to be determined by the Company, as well as such other criteria as determined by the Company. Any annual bonus shall be paid within 30 days after the Company’s determination that a bonus shall be awarded and in any event shall be paid by March 15 for the immediately preceding year, subject to your continued employment through such payment date. Any bonus awarded for fiscal year 2022 will be eligible for full target achievement based on the new base salary in this Agreement.

3.	Equity Award:

a.	Restricted Stock Units Award: You will be granted 300,000 Restricted Stock Units (the “RSUs”) under the SoundHound AI, Inc. 2022 Incentive Award Plan (the “Equity Plan”), which grant will be made after a Form S-8 is on file with the Securities and Exchange Commission (“SEC”) to register shares under the Equity Plan. The RSUs will be governed by the terms of the Equity Plan and the RSU award agreement. Once granted, the RSUs will have a 4-year vesting period, with vesting measured from a September 15, 2021, vesting commencement date, under which 1/16 of the RSUs will vest quarterly thereafter, subject to your continued employment with the Company through each such vesting date.

b.	Performance Stock Units Award: You will be granted 200,000 PSUs that are subject to performance-based vesting (the “PSUs”) under the Equity Plan, which grant will be made after a Form S-8 is on file with the SEC to register shares under the Equity Plan. The PSUs will be governed by the terms of the Equity Plan and the PSU award agreement. Once granted, the PSUs will have a four-year performance period and will be subject to a vesting schedule based on performance metrics as set forth in your PSU award agreement.

4.	Employee Benefits

a.	Group Plans: During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request. The Company may change compensation and benefits from time to time in its discretion.

b.	Paid Time Off: You will be entitled to 15 days paid personal days per year. The maximum amount of personal days that you may accrue is 25 days.

5.	Employment Conditions

a.	Invention Assignment Agreement: As a Company employee, you will be expected to abide by Company rules and policies. As a condition of this Agreement, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

b.	Confidential Information: In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

6.	Outside Activities: Except with the prior written consent of the Company, you will not, while employed by the Company, undertake or engage in any other employment, occupation or business enterprise that would interfere with your responsibilities and the performance of your duties hereunder, except for (a) reasonable time devoted to volunteer services for or on behalf of religious, educational, non-profit and/or other charitable organization as you may wish to serve, and (b) such other activities as may be specifically approved in writing and in advance by the Board. This restriction shall not preclude you from owning less than one percent (1%) of the total outstanding shares of a publicly-traded company.

7.	At-Will Employment: The Company and you acknowledge and agree that your employment is and shall continue to be at-will, as defined under applicable law, and that your employment with the Company may be terminated by either party at any time, with or without advance notice, and for any reason or no reason, without further obligation or liability (except as provided in Section 8 below). Upon the termination of your employment with the Company, you will receive payment for all earned compensation.

8.	Severance:

a.	Termination For Cause; Resignation Without Good Reason. If, at any time, the Company terminates your employment for Cause (as defined below), or if you resign without Good Reason (as defined below), or if your employment terminates as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment. Under these circumstances, you will not be entitled to any other form of compensation from the Company, including severance benefits.

b.	Termination without Cause or Resignation for Good Reason Unrelated to Change in Control. If, outside of a Change in Control Period (as defined below), the Company terminates your employment without Cause or you resign for Good Reason, and other than as a result of your death or disability, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to the preconditions set forth in Section 9 below, you will be entitled to receive the following severance benefits:

i.	The Company will pay you an amount equal to 3 months of your then-current base salary (excluding any salary reduction that served as the basis for any Good Reason resignation), less all applicable withholdings and deductions, paid in installments over such three (3) month period or, at the Company’s option, paid in a lump sum within 60 days following your Separation from Service. Notwithstanding the foregoing, to the extent that the Company determines that this severance constitutes “deferred compensation” under Section 409A (as defined below), this severance will be payable only in installments over such three (3) month period following your Separation from Service.

ii.	If you timely elect continued coverage under COBRA for yourself and your covered dependents under the Company’s group health plans following such termination or resignation of employment, then the Company will pay the entire COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date until the earliest of (A) the close of the 3 months period following the termination of your employment, (B) the expiration of your eligibility for the continuation coverage under COBRA, and (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment. If you become eligible for such coverage under another employer’s group health plan or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify the Company of such event, and all payments and obligations under this clause will cease.

c.	Termination without Cause or Resignation for Good Reason Related to Change in Control. If, during a Change in Control Period (as defined below), the Company terminates your employment without Cause, or you resign for Good Reason, and other than as a result of your death or disability, and provided such termination constitutes a Separation from Service, then subject to the preconditions set forth in Section 9 below, you will be entitled to receive the following severance benefits:

i.	The Company will pay you an amount equal to 12 months of your then-current base salary (excluding any salary reduction that served as the basis for any Good Reason resignation), less all applicable withholdings and deductions, paid in a lump sum within 60 days following your Separation from Service.

ii.	If you timely elect continued coverage under COBRA for yourself and your covered dependents under the Company’s group health plans following such termination or resignation of employment, then the Company will pay the entire COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date until the earliest of (A) the close of the 12 months period following the termination of your employment, (B) the expiration of your eligibility for the continuation coverage under COBRA, and (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment. If you become eligible for such coverage under another employer’s group health plan or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify the Company of such event, and all payments and obligations under this clause will cease.

iii.	The Company will accelerate the vesting of any stock options that have time-based vesting and the RSUs such that you will be deemed vested (as of the date your employment terminates). The Company may accelerate the vesting of your PSUs in connection with the negotiation of any Change in Control transaction.

Notwithstanding Section 8(b)(ii) or Section 8(c)(iii) above, if at any time the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits provided under such provisions without potentially incurring financial costs or penalties under applicable law, then, in lieu of paying COBRA premiums set forth therein, the Company will instead pay you on the last day of each remaining month of the applicable payment period a fully taxable cash payment equal to the COBRA premium as in effect as of immediately prior to the Separation from Service in respect of the COBRA premium for that month for you and your covered dependents, subject to applicable tax withholding (such amount, the “Special COBRA Payment”), such Special COBRA Payment to be made without regard to your election of COBRA coverage or payment of COBRA premiums and without regard to your continued eligibility for COBRA coverage during the applicable payment period. Such Special COBRA Payment will end upon expiration of the applicable payment period.

9.	Severance Conditions: Your receipt of the severance benefits set forth in Section 8 is conditional upon (a) your continuing to comply with your contractual obligations to the Company; and (b) your delivering to the Company an effective and irrevocable general release of claims in favor of the Company within 60 days following your termination date. The salary continuation set forth in Section 8(b)(i) will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your termination date; provided, however, that no payments will be made prior to the release becoming effective. Within 60 days following your Separation from Service, and subject to the release being effective by the payment date, the Company will pay you in a lump sum the salary continuation that you would have received on or prior to such date under the original schedule but for the delay while waiting for the effectiveness of the release, with the balance of the salary continuation being paid on the Company’s regular payroll schedule.

10.	Definitions:

a.	Cause. For purposes of this Agreement, “Cause” shall have the meaning set forth in the Equity Plan.

b.	Good Reason. For purposes of this Agreement, “Good Reason” will mean that you have resigned based on the occurrence of any of the following events: (i) a material diminution in your salary except for across-the-board salary reductions similarly affecting all or substantially all senior executives of the Company; (ii) a change in the geographic location of your primary place of work that results in an increase in your one-way commute by more than 25 miles (provided, however, that this subclause (ii) will only be applicable after the Company resumes normal in-person office operations in connection with the COVID-19 pandemic); (iii) a material reduction in your authority, job duties or responsibilities; or (iv) a material breach of this Agreement by the Company; provided, however, that you will not be deemed to have Good Reason if the Company survives as a separate legal entity following a Change in Control and you hold materially the same position in such legal entity as before the Change in Control. A resignation will only be for Good Reason if you deliver written notice of such condition to the Company within 30 days after the initial occurrence of such condition, the Company has failed to cure such condition within 30 days after the delivery of such notice, and you resign within 30 days after the end of such cure period.

c.	Change in Control. For purposes of this Agreement, a “Change in Control” shall have the meaning set forth in the Equity Plan.

d.	Change in Control Period. For purposes of this Agreement, a “Change in Control Period” is defined as the period starting three (3) months before the effective date of a Change in Control and ending on the twelve (12) month anniversary of the effective date of the Change in Control.

11.	Section 409A. The payments and benefits under this Agreement are intended to qualify for exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final regulations and any guidance promulgated thereunder (“Section 409A”), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A to the extent necessary to avoid adverse taxation under Section 409A. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Notwithstanding anything to the contrary herein, to the extent required to comply with Section 409A, a termination of employment will not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a Separation from Service. Your right to receive any installment payments will be treated as a right to receive a series of separate payments and, accordingly, each installment payment will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Section 409A, and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then, to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A and the related adverse taxation under Section 409A, such payments will not be provided to you prior to the earliest of (a) the expiration of the six-month period measured from the date of your Separation from Service, (b) the date of your death or (c) such earlier date as permitted under Section 409A without the imposition of adverse taxation. With respect to payments to be made upon execution of an effective release, if the release revocation period spans two calendar years, payments will be made in the second of the two calendar years to the extent necessary to avoid adverse taxation under Section 409A. With respect to reimbursements or in-kind benefits provided hereunder (or otherwise) that are not exempt from Section 409A, the following rules will apply: (x) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one taxable year will not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (y) in the case of any reimbursements of eligible expenses, reimbursement will be made on or before the last day of the taxable year following the taxable year in which the expense was incurred and (z) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Agreement, the Company reserves the right to amend this Agreement as it deems necessary or advisable, in its sole discretion and without your consent, to comply with Section 409A or to avoid income recognition under Section 409A prior to the actual payment of severance benefits hereunder or imposition of any additional tax. In no event will the Company reimburse you for any taxes or other costs that may be imposed on you as result of Section 409A.

12.	280G.

a.	If any payment or benefit you will or may receive from the Company or from another source (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement (a “Payment”) will be equal to the Reduced Amount. The “Reduced Amount” will be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction will occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

b.	Notwithstanding any provision of paragraph (a) to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, will be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (i) as a first priority, the modification will preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (ii) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), will be reduced (or eliminated) before Payments that are not contingent on future events; and (iii) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code will be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

c.	If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 10(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 10(a)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 10(a), you will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

13.	General Obligations: As an employee, you will be expected to adhere to the Company’s standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. Please note that the Company is an equal opportunity employer. The Company does not permit, and will not tolerate, the unlawful discrimination or harassment of any employees, consultants, or related third parties on the basis of sex, race, color, religion, age, national origin or ancestry, marital status, veteran status, mental or physical disability or medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law. Any questions regarding this EEO statement should be directed to the Company’s Senior Vice President, People and Culture.

14.	Arbitration: To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under the then applicable JAMS Arbitration Rules and Procedures for Employment Disputes (available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Sincerely,

SoundHound AI, Inc.

/S/Keyvan Mohajer

Understood and Accepted:

/S/Nitesh Sharan	June 2, 2022
Nitesh Sharan	Date

Attachment: Employee Confidential Information and Inventions Assignment Agreement